Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated December 15, 2010
Supplementing the Preliminary Prospectus dated December 10, 2010
Registration No. 333-168257
Registration Statement filed pursuant to Rule 462(b) dated December 15, 2010
Registration No. 333-171189
FINAL TERM SHEET
     This free writing prospectus of Swift Transportation Company relates only to the securities described in, and should be read together with, the preliminary prospectus, dated December 10, 2010 (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-168257) of Swift Transportation Company, as filed with the Securities and Exchange Commission on December 10, 2010 (as so amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below. Swift Transportation Company has also filed a Registration Statement under Rule 462(b) dated December 15, 2010. To review a copy of the current registration statement and preliminary prospectus, click the following link (or if such address has changed, by reviewing our filings on the SEC website at http://www.sec.gov):
     http://www.sec.gov/Archives/edgar/data/1492691/000095012310112901/c58386a4sv1za.htm
     Our central index key, or CIK, on the SEC website is 0001492691.
     Terms used but not defined herein shall have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	Swift Transportation Company (“we” or “us”)

Security description:	Class A common stock, par value $0.01

Number of shares issued in this offering:	73,300,000 shares

Initial public offering price:	$11.00 per share of our Class A common stock

Over-allotment option:	10,995,000 shares

Class B common stock to be outstanding after this offering:	60,116,713 shares

Total common stock to be outstanding after this offering[1]:	133,416,713 shares (or 144,411,713 shares if the underwriters’ over-allotment option is exercised in full)

Trade date:	December 16, 2010

Settlement date:	December 21, 2010

[1]	References in this term sheet to the number of shares of our common stock to be outstanding after this offering are based on 60,116,713 shares of our common stock outstanding as of the date of this prospectus and excludes 12,000,000 additional shares that are authorized for future issuance under our 2007 Omnibus Incentive Plan, of which 6,109,440 shares may be issued pursuant to outstanding stock options at exercise prices ranging from $8.61 to $16.79 prior to the repricing of any of our outstanding stock options (as described below). All share numbers and stock option exercise prices have been adjusted to reflect a four-for-five reverse stock split effective November 29, 2010. Additionally, any outstanding stock options that have strike prices above the initial public offering price per share of $11.00 have been repriced to the initial public offering price per share.

Joint bookrunning managers:	Morgan Stanley BofA Merrill Lynch Wells Fargo Securities Deutsche Bank Securities UBS Investment Bank Citi

Joint lead managers:	BB&T Capital Markets RBC Capital Markets Stifel Nicolaus Weisel

Co-managers:	Baird Morgan Keegan & Company, Inc. Stephens Inc. WR Securities

Changes from Preliminary Prospectus dated December 10, 2010
The first sentence of the section entitled “Prospectus Summary — Summary — Stockholder Offering” will be replaced in its entirety as follows:
     Concurrently with our initial public offering, Jerry Moyes and the Moyes Affiliates (as defined herein) will be involved in a private placement by a newly formed, unaffiliated trust, or the Trust, of $250.0 million of its mandatory common exchange securities (or $287.5 million of its mandatory common exchange securities if the initial purchasers exercise their option to purchase additional securities in full), herein referred to as the “Stockholder Offering.”
The first sentence of the section entitled “Risk Factors — Risks Related to Our Capital Structure — The concentration of ownership of our capital stock with insiders upon the completion of this offering will limit your ability to influence corporate matters.” will be replaced in its entirety as follows:
     We anticipate that our executive officers and directors together, including Mr. Moyes, will beneficially own approximately 33.1%, our common stock outstanding after this offering.
The first paragraph under the section entitled “Use of Proceeds” will be replaced in its entirety as follows:
     We estimate that the net proceeds from our sale of shares of Class A common stock in this offering at the initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and before deducting estimated offering expenses payable by us, will be approximately $766.0 million, or $880.9 million if the underwriters’ option to purchase additional shares is exercised in full.
The table set forth under the section entitled “Use of Proceeds” and footnotes thereto will be replaced in their entirety as follows:

Sources	Amount	Uses	Amount
	(In millions)		(In millions)
Class A common stock offered hereby	$766.0	Repay existing senior secured credit facility(2)	$1,488.4
New senior secured credit facility(1)	1,059.3	Repurchase existing senior secured notes(3)	682.5
New senior second priority secured notes	500.0	Payments to settle interest rate swap liabilities	70.2
Cash	0.6	Estimated fees and expenses(4)	84.8

Total Sources	$2,325.9	Total Uses	$2,325.9

(1)	Our new $400.0 million senior secured revolving credit facility will be undrawn immediately after the closing of this offering. Such amount reflects original issue discount of 1.0%.

(2)	Our existing senior secured credit facility includes a first lien term loan with an original aggregate principal amount of $1.72 billion, a $300.0 million revolving line of credit, and a $150.0 million synthetic letter of credit facility. As of September 30, 2010, there was $1.49 billion outstanding under the first lien term loan and the first lien term loan is scheduled to mature in May 2014. Interest on the first lien term loan is based upon one of two rate options plus an applicable margin. The base rate is equal to the higher of the prime rate published in the Wall Street Journal and the Federal Funds Rate in effect plus 0.5% to 1.0%, or LIBOR. We may select the interest rate option at the time of borrowing. The applicable margins for the interest rate options range from 4.5% to 6.0%, depending on the credit rating assigned by Standard and Poor’s Rating Services and Moody’s Investor Services. Interest on the first lien term loan is payable on the stated maturity of the first lien term loan, on the date of principal prepayment, if any, with respect to base rate loans, on the last day of each calendar quarter, and with respect to LIBOR rate loans, on the last day of each interest period. As of September 30, 2010, there were no borrowings under the $300.0 million revolving line of credit. The revolving line of credit also includes capacity for letters of credit, and, as of September 30, 2010, there were outstanding letters of credit under the revolving line of credit totaling $32.6 million, and $267.4 million available for borrowings under the revolving line of credit. The $150.0 million synthetic letter of credit facility was fully utilized at September 30, 2010. In conjunction with the closing of this offering and the Concurrent Transactions, we expect the outstanding letters of credit under the revolving line of credit and synthetic letter of credit facility to be cancelled and replaced by outstanding letters of credit under the new senior secured revolving credit facility.

(3)	Interest on the senior secured floating rate notes is paid in quarterly installments at an annual rate of LIBOR plus 7.75%. Interest on the senior secured fixed rate notes is paid in semi-annual installments at an annual rate of 12.5%. Based on the number of senior secured notes tendered by December 14, 2010, we have received tenders representing a total of $489.9 million of senior secured fixed rate notes and $192.6 million of senior secured floating rate notes, representing 96.9% and 94.6%, respectively, of the outstanding principal amount of the senior secured fixed rate notes and senior secured floating rate notes. Holders of the senior secured notes are entitled to tender through December 17, 2010. Accordingly, the actual number of outstanding senior secured notes tendered may vary as of the closing date of the Concurrent Transactions. Please see “Concurrent Transactions — Tender Offers and Consent Solicitations.”

(4)	Reflects fees and expenses consisting of approximately (i) $10.7 million of fees relating to the senior secured term loan, (ii) $4.0 million of fees related to our new revolving senior secured credit facility, (iii) $10.0 million of fees related to our new senior second-priority secured notes, (iv) $41.7 million of premium expense and $3.4 million of dealer manager fees associated with the tender of our existing senior secured notes, and (v) $15.0 million of third-party legal, financial, advisory and other fees associated with this offering and the Concurrent Transactions. All fees and expenses are based on the amounts shown in the table above.
The section entitled “Capitalization” will be replaced in its entirety as follows:
Capitalization
     The following table sets forth our consolidated cash and cash equivalents and total capitalization as of September 30, 2010 on:
•	an actual basis; and
•	an as adjusted basis to reflect:
•	the four-for-five reverse stock split of Swift Corporation’s common stock which was effected on November 29, 2010;
•	the consummation of the Concurrent Transactions;
•	the sale by us of 73,300,000 shares of Class A common stock in this offering at an initial public offering price of $11.00 per share; and
•	the application of net proceeds from this offering and the Concurrent Transactions as described under “Use of Proceeds,” as if the offering and the Concurrent Transactions and the application of net proceeds of this offering and the Concurrent Transactions had occurred on September 30, 2010.
     You should read this table together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Indebtedness,” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2010
	Actual	As Adjusted
	(In thousands, except share and
	per share data)
Cash and cash equivalents(1)	$57,936	$57,355

Total long-term debt and obligations under capital leases:
Existing senior secured credit facility(2)	$1,488,430	$—
New senior secured credit facility(3)	—	1,059,300
Obligation relating to securitization of accounts receivable	140,000	140,000
Senior secured floating rate notes(4)	203,600	11,000
Senior secured fixed rate notes(4)	505,648	15,738
New senior second priority secured notes	—	500,000
Other existing long-term debt and obligations under capital leases	191,426	191,426

Total debt	2,529,104	1,917,464
Stockholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none	—	—

	As of September 30, 2010
	Actual	As Adjusted
	(In thousands, except share and
	per share data)
issued or outstanding, actual;
Pre-reorganization common stock, $0.001 par value; 160,000,000 shares authorized, 60,116,713 shares issued and outstanding, actual; and none issued and outstanding, as adjusted	60	—
Class A common stock, $0.01 par value; 500,000,000 shares authorized, 73,300,000 shares issued and outstanding, as adjusted	—	73
Class B common stock, $0.01 par value; 250,000,000 shares authorized, 60,116,713 shares issued and outstanding, as adjusted	—	60
Additional paid-in capital(5)	282,403	816,682
Accumulated deficit(6)	(838,357)	(909,472)
Stockholder loans receivable	(244,702)	—
Accumulated other comprehensive loss	(25,729)	(25,729)
Noncontrolling interest	102	102

Total stockholders’ equity (deficit)	(826,223)	(118,284)

Total capitalization	$1,702,881	$1,799,180

(1)	Excludes restricted cash of $72.5 million. Reflects the net decrease in cash and cash equivalents for the completion of this offering and the Concurrent Transactions consisting of the following:
(a)	an increase of $766.0 million associated with the equity proceeds, net of underwriting discounts and commissions,

(b)	an increase of $1,059.3 million associated with the proceeds from the new senior secured term loan, less $10.7 million of fees,

(c)	an increase of $500.0 million associated with the proceeds from the issuance of our new senior second priority secured notes, less $10.0 million of discounts and commissions,

(d)	a decrease of $1,488.4 million associated with the repayment of our existing senior credit facility,

(e)	a decrease of $682.5 million associated with the repurchase of our existing senior secured notes based on those noted tendered by December 14, 2010 and a decrease of $41.7 million of premium and $3.4 million of dealer manager fees associated with the tender of our existing senior secured notes,

(f)	a decrease of $4.0 million associated with fees relating to our new revolving senior secured credit facility,

(g)	a decrease of $15.0 million related to third-party legal, financial, advisory and other fees associated with this offering and the Concurrent Transactions, and

(h)	a decrease of $70.2 million to settle interest rate agreements.
(2)	Our existing senior secured credit facility also includes a $300.0 million revolving line of credit due May 2012 and a $150.0 million synthetic letter of credit facility due May 2014. As of September 30, 2010, we had outstanding letters of credit under the revolving line of credit primarily for workers’ compensation and self-insurance liability purposes totaling $32.6 million, and $267.4 million available for borrowings under the revolving line of credit. As of September 30, 2010, the synthetic letter of credit facility was fully utilized. In conjunction with the closing of this offering and the Concurrent Transactions, we expect the outstanding letters of credit under our revolving line of credit and synthetic letter of credit facility will be cancelled and replaced by outstanding letters of credit under our new revolving credit facility.

(3)	Reflects original issue discount of 1.0% on the term loan portion of our new senior secured credit facility. Our new $400.0 million senior secured revolving credit facility will be undrawn immediately after closing this offering. As of September 30, 2010, on an as-adjusted basis, we would have had outstanding letters of credit under the revolving line of credit primarily for workers’ compensation and self-insurance liability purposes totaling $182.6 million and $217.4 million of availability for borrowings under the revolving line of credit.

(4)	Reflects the remaining senior secured fixed rate notes and senior secured floating rate notes not tendered as of December 14, 2010.

(5)	Reflects net adjustments of $534.3 million, consisting of the following:
(a)	an increase of $766.0 million associated with the equity proceeds, net of underwriter discounts and commissions,

(b)	an increase of approximately $20.5 million, consisting of (i) $17.3 million in relation to a one-time non-cash equity compensation charge expected to be incurred upon the closing of this offering related to the completion of a portion of the service period for our approximately 6.2 million options outstanding at September 30, 2010 that become exercisable to the extent vested upon the closing of this offering and (ii) $3.2 million associated with the repricings described below, and

(c)	a decrease of $244.7 million associated with the cancellation of stockholders’ loans.

(d)	We have repriced any outstanding stock options that have strike prices above the initial public offering price per share to $11.00, the initial public offering price per share. The number of shares underlying the repriced options and the corresponding non-cash equity compensation expense related to such repricing are as follows as of September 30, 2010 (in thousands, except per share data):

One-Time
Number of	Non-Cash Equity
Options	Compensation
Repriced	Charge
4,346	$3,205
These adjustments will result in an increase in accumulated deficit and a corresponding increase in additional paid-in capital. The non-cash equity compensation charge will have no impact on total stockholders’ deficit or our total capitalization following the completion of this offering.
(6)	Reflects the increase in accumulated deficit for the completion of this offering and the Concurrent Transactions consisting of approximately (i) $41.7 million of premium expense and $3.4 million of dealer manager fees associated with the tender of our existing senior secured notes, (ii) $51.3 million write-off of deferred financing fees on our existing senior secured credit facility, (iii) a $20.5 million one-time non-cash equity compensation charge referred to in footnote 5 above, and (iv) a $45.8 million tax benefit based on the above adjustments.
The section entitled “Dilution” will be replaced in its entirety as follows:
Dilution
     As of September 30, 2010, we had negative net tangible book value of approximately $1.45 billion, or $24.17 per share of our common stock. Our net tangible book value per share represents our tangible assets less our liabilities, divided by our shares of common stock outstanding as of September 30, 2010.
     After giving effect to our sale of 73,300,000 shares of Class A common stock in this offering at the initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions payable by us, as well as the Concurrent Transactions and the use of proceeds from these transactions as described under “Use of Proceeds,” our as adjusted negative net tangible book value as of September 30, 2010 would have been $745.1 million, or $(5.58) per share. This represents an immediate increase in net tangible book value of $18.59 per share to existing stockholders and an immediate dilution of $16.58 per share to new investors.
     The following table illustrates this dilution:

Initial public offering price per share		$11.00
Net tangible book value per share as of September 30, 2010	$(24.17)
Increase per share attributable to this offering and the Concurrent Transactions	$18.59

As adjusted net tangible book value per share after this offering and the Concurrent Transactions		(5.58)

Net tangible book value dilution per share to new investors in this offering		$16.58

     If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, our as adjusted negative net tangible book value per share after this offering would be $(4.36) per share (assuming a use of proceeds as described under “Use of Proceeds”), the increase in pro forma as adjusted negative net tangible book value per share to existing stockholders would be $19.81 per share, and the dilution to new investors purchasing shares in this offering would be $15.36 per share.
     The following table summarizes, on an as adjusted basis as of September 30, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share of Class B common stock paid to us by existing stockholders and by new investors purchasing shares of Class A common stock in this offering at the initial public offering price of $11.00 before deducting estimated underwriting discounts and commissions payable by us:

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders(1)	60,116,713	45.1%	$1,058,413,156	56.8%	$17.61
New investors	73,300,000	54.9	806,300,000	43.2%	11.00

Total	133,416,713	100.0%	$1,864,713,156	100.0%

(1)	Total Consideration for shares purchased by existing stockholders equals the value of the equity of our predecessor and of IEL contributed by the existing stockholders in the 2007 Transactions.
     If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, our existing stockholders would own 41.6% and our new investors would own 58.4% of the total number of shares of our common stock outstanding after this offering.
The third paragraph under the section entitled “Unaudited Pro Forma Financial Information” will be replaced in its entirety as follows:
     Pro forma adjustments for the transactions reflect (i) the issuance of 73,300,000 shares of our Class A common stock in this offering at the initial public offering price of $11.00 per share, (ii) our entering into the new senior secured credit facility, (iii) our issuance of $500.0 million principal amount of new senior second priority secured notes, and (iv) the application of the proceeds of this offering of $766.0 million, the $1,059.3 million proceeds under the senior secured term loan under the new senior secured credit facility, and the $500.0 million proceeds under the new senior second priority secured notes, which amounts are calculated as noted under “Use of Proceeds,” to (a) repay all amounts outstanding under the existing senior secured credit facility, (b) purchase an aggregate amount of $682.5 million of existing senior secured notes, (c) pay $70.2 million to our interest rate swap counterparties to terminate the existing interest rate swap agreements related to our existing floating rate debt, and (d) pay $84.8 million of fees and expenses related to this offering and the Concurrent Transactions. The amount of existing senior secured notes to be repurchased by us is based on the tenders we have received by December 14, 2010, representing a total of $489.9 million of senior secured fixed rate notes and $192.6 million of senior secured floating rate notes, representing 96.9% and 94.6%, respectively, of the outstanding principal amount of the senior secured fixed rate notes and senior secured floating rate notes. Holders of the senior secured notes are entitled to tender through December 17, 2010. Accordingly, the actual number of outstanding senior secured notes tendered may vary as of the closing date of the Concurrent Transactions.
The table set forth under the section entitled “Unaudited Pro Forma Financial Information” and footnotes thereto will be replaced in their entirety as follows:

	Nine Months Ended September 30, 2010			Year Ended December 31, 2009
		Adjustments			Adjustments
	Actual	(1)	Pro Forma	Actual	(2)	Pro Forma
	(Unaudited)		(Unaudited)			(Unaudited)
	(In thousands, except per share data)
Operating revenue:
Trucking revenue	$1,625,672		$1,625,672	$2,062,296		$2,062,296
Fuel surcharge revenue	310,339		310,339	275,373		275,373
Other revenue	213,285		213,285	233,684		233,684

	Nine Months Ended September 30, 2010				Year Ended December 31, 2009
		Adjustments				Adjustments
	Actual	(1)		Pro Forma	Actual	(2)		Pro Forma
	(Unaudited)			(Unaudited)				(Unaudited)
	(In thousands, except per share data)
Total operating revenue	2,149,296			2,149,296	2,571,353			2,571,353
Operating expenses:
Salaries, wages and employee benefits	552,020	5,432	(a)	557,452	728,784	7,618	(a)	736,402
Operating supplies and expenses	161,150			161,150	209,945	(6,477	)(b)	203,468
Fuel expense	338,475			338,475	385,513			385,513
Purchased transportation	572,401			572,401	620,312			620,312
Rental expense	57,583			57,583	79,833			79,833
Insurance and claims	72,584			72,584	81,332			81,332
Depreciation and amortization of property and equipment	156,449			156,449	230,339			230,339
Amortization of intangibles	15,632			15,632	23,192			23,192
Impairments	1,274			1,274	515			515
(Gain) loss on disposal of property and equipment	(5,013)			(5,013)	(2,244)			(2,244)
Communication and utilities	18,962			18,962	24,595			24,595
Operating taxes and licenses	41,297			41,297	57,236			57,236

Total operating expenses	1,982,814			1,988,246	2,439,352			2,440,493

Operating income	166,482			161,050	132,001			130,860

Other (income) expenses:
Interest expense	189,459	(171,903	)(b)		200,512	(184,257	)(c)
		98,940	(c)	116,496		133,963	(d)	150,218
Derivative interest expense	58,969	(30,684	)(d)	28,285	55,634	(39,919	)(e)	15,715
Interest income	(800)			(800)	(1,814)			(1,814)
Other	(2,452)			(2,452)	(13,336)			(13,336)

Total other (income) expenses, net	245,176			141,529	240,996			150,783

(Loss) income before income taxes	(78,694)			19,521	(108,995)			(19,923)
Income tax expense (benefit)	(1,595)	17,881	(e)	16,286	326,650	(323,500	)(f)	3,150

Net (loss) income	$(77,099)	$(80,334	)(f)	$3,235	$(435,645)	$(412,572	)(g)	$(23,073)

Net (loss) income per share:
Basic	$(1.28)			$0.02	$(7.25)			$(0.17)
Diluted	$(1.28)			$0.02	$(7.25)			$(0.17)
Shares used in computing net (loss) income per share:
Basic	60,117	73,300	(g)	133,417	60,117	73,300	(h)	133,417
Diluted	60,117	73,752	(h)	133,869	60,117	73,300		133,417

(1)	Adjustments to record the Concurrent Transactions and this offering as of January 1, 2010 reflect:

a.	$4.5 million of non-cash equity compensation expense accrued in relation to the ongoing vesting of stock options outstanding during 2010, which become exercisable, to the extent vested, upon the closing of this offering. This adjustment excludes an $11.7 million one-time non-cash equity compensation charge expected to be incurred upon the closing of this offering related to the completion of a portion of the service period for our approximately 5.0 million options outstanding at January 1, 2010 that become exercisable, to the extent vested, upon the closing of this offering. Additionally, non-cash equity compensation has been adjusted to include $0.9 million reflecting that we have repriced any outstanding stock options that have strike prices above the initial public offering price per share to $11.00, the initial public offering price per share. The number of shares underlying the repriced options and the corresponding non-cash equity compensation expense, both up front and on an ongoing basis through 2012, related to such repricing are as follows as of January 1, 2010 (in thousands, except per share data):

	One-time Non-	Ongoing Quarterly
Number of	Cash Equity	Non-Cash Equity
Options	Compensation	Compensation
Repriced	Charge	Charge
4,519	$2,370	$295
b.	A decrease in interest expense of $171.9 million consisting of (i) a $154.8 million decrease related to the repayment of the existing senior secured credit facility and $682.5 million principal amount of outstanding senior secured notes with the net proceeds of this offering, borrowings under the new senior secured credit facility, and the net proceeds from the new senior secured second-lien notes; (ii) a $9.2 million decrease related to the release of existing letters of credit under the existing revolving credit facility and synthetic letter of credit facility in favor of letters of credit under the new revolving credit facility pursuant to the new senior secured credit facility; and (iii) a $7.9 million decrease related to the amortization of deferred financing costs arising from the indebtedness repaid. This adjustment excludes $104.2 million of loss on extinguishment of debt related to the indebtedness repaid as of the beginning of the 2010 period.

c.	An increase in interest expense of $98.9 million consisting of (i) a $58.6 million increase representing interest expense under the new senior secured credit facility at an effective interest rate of 6.06% for the senior secured term loan borrowings and letter of credit fees at a rate of 4.50% applicable to outstanding letters of credit under the senior secured revolving credit facility; (ii) a $37.5 million increase representing interest expense under the new senior second priority secured notes at an effective interest rate of 10.00%; and (iii) a $2.9 million increase related to amortization of deferred financing costs from the new senior secured credit facility and new senior second priority secured notes.

d.	The elimination of $30.7 million of existing loss on mark-to-market adjustments and accrued settlements included in derivative interest expense to reflect the termination of the existing interest rate swaps at January 1, 2010 as noted above. The remaining $28.3 million derivative interest expense represents the ongoing non-cash amortization of the losses we had recorded in equity as a component of accumulated other comprehensive income, or accumulated OCI, during the periods when hedge accounting applied to our swaps. Such losses were incurred prior to our cessation of hedge accounting on October 1, 2009 in conjunction with the second amendment to our existing senior secured credit facility and prior to the termination of the swaps upon the closing of this offering. Although we intend to terminate and pay off the interest rate swaps upon the closing of this offering, such losses are required to remain in accumulated OCI and be amortized to expense through the term of the hedged interest payments, which extend to the original maturity of the swaps in August 2012. We anticipate that we may secure interest rate protection for a portion of the borrowings outstanding pursuant to our new senior secured credit facility, but any gains or losses related to potential hedging structures we may put into place cannot be estimated at this time.

e.	An increase in income taxes related to the changes in expense items noted above. This adjustment excludes the tax effects of the one-time non-cash equity compensation charge upon the closing of this offering related to the options that become exercisable, to the extent vested, upon the closing of this offering as noted in (a), and the loss on debt extinguishment from the indebtedness repaid as of January 1, 2010 as noted in (b). The pro forma effective tax rate of 83% for the nine months ended September 30, 2010 differs from the expected effective tax rate of 39% primarily due to the reversal of a $10.6 million deferred tax asset related to the amortization of interest rate swap losses as noted in (d), $7.6 million of additional taxes to record income tax expense at the expected full year tax rate as required under GAAP, $3.0 million of state taxes related to our subsidiaries’ conversion to LLCs, and $2.5 million of reserves recorded for uncertain tax positions.

f.	Pro forma net income has not been adjusted for the $28.3 million non-cash derivative interest expense representing amortization of accumulated OCI related to the terminated interest rate swaps as noted in (d) or for the $14.8 million non-cash amortization of the $261.2 million gross carrying value of intangible assets recognized under purchase accounting in connection with our going private in the 2007 Transactions.

g.	The issuance of 73.3 million shares of Class A common stock in this offering.

h.	In addition to the issuance of 73.3 million shares of Class A common stock as noted in (g), a 0.5 million increase in weighted average diluted shares outstanding during the nine months ended September 30, 2010 representing options outstanding during the period which would be dilutive based on the initial public offering price per share of $11.00, and the pro forma net income for the period.
(2)	Adjustments to record the Concurrent Transactions and this offering as of January 1, 2009 reflect:

a.	$6.3 million of non-cash equity compensation expense accrued in relation to the ongoing vesting of stock options outstanding during 2009, which become exercisable, to the extent vested, upon the closing of this offering. This adjustment excludes a $6.8 million one-time non-cash equity compensation charge expected to be incurred upon the closing of this offering related to the completion of a portion of the service period for our approximately 5.0 million options outstanding at January 1, 2009 that become exercisable, to the extent vested, upon the closing of this offering. Additionally, non-cash equity compensation has been adjusted to include $1.3 million reflecting that we have repriced any outstanding stock options that have strike prices above the initial public offering price per share to $11.00, the initial public offering price per share. The number of shares underlying the repriced options and the corresponding non-cash equity compensation expense, both up front and on an ongoing basis through 2012, related to such repricing are as follows as of January 1, 2009 (in thousands, except per share data):

	One-time non-	Ongoing Quarterly
Number of	Cash Equity	Non-Cash Equity
Options	Compensation	Compensation
Repriced	Charge	Charge
5,034	$1,336	$328
b.	The elimination of $4.2 million of existing professional fees included in operating supplies and expenses related to an amendment to our existing senior secured credit facility during the fourth quarter of 2009 and $2.3 million of existing professional fees included in operating supplies and expenses related to a cancelled bond offering during the third quarter of 2009.

c.	A decrease in interest expense of $184.3 million consisting of (i) a $167.3 million decrease related to the repayment of the existing senior secured credit facility and $682.5 million principal amount of outstanding senior secured notes with the net proceeds of this offering, borrowings under the new senior secured credit facility, and the net proceeds from the new senior secured second-lien notes; (ii) a $9.1 million decrease related to the release of existing letters of credit under the existing revolving credit facility and synthetic letter of credit facility in favor of letters of credit under the new revolving credit facility pursuant to the new senior secured credit facility; and (iii) a $7.9 million decrease related to the amortization of deferred financing costs arising from the indebtedness repaid. This adjustment excludes $95.1 million of loss on extinguishment of debt related to the indebtedness repaid as of the beginning of the 2009 period.

d.	An increase in interest expense of $134.0 million consisting of (i) a $79.3 million increase representing interest expense under the new senior secured credit facility at an effective interest rate of 6.06% for the senior secured term loan borrowings and letter of credit fees at a rate of 4.50% applicable to outstanding letters of credit under the senior secured revolving credit facility; (ii) a $50.0 million increase representing interest expense of the new senior second priority secured notes at an effective interest rate of 10.00%; and (iii) a $4.7 million increase related to amortization of deferred financing costs from the new senior secured credit facility and new senior second priority secured notes.

e.	The elimination of $39.9 million of existing loss on mark-to-market adjustments and accrued settlements included in derivative interest expense to reflect the termination of the existing interest rate swaps at January 1, 2009 as noted above. The remaining $15.7 million derivative interest expense represents the ongoing non-cash amortization of the losses we had recorded in equity as a component of accumulated OCI during the periods when hedge accounting applied to our swaps. Such losses were incurred prior to the termination of the swaps upon the closing of this offering. Although we intend to terminate and pay off the interest rate swaps upon the closing of this offering, such losses are required to remain in accumulated OCI and be amortized to expense through the term of the hedged interest payments, which extend to the original maturity of the swaps in August 2012. We anticipate that we may secure interest rate protection for a portion of the borrowings outstanding pursuant to our new senior secured credit facility, but any gains or losses related to potential hedging structures we may put into place cannot be estimated at this time.

f.	A $323.5 million decrease in income taxes consisting of (i) a $324.8 million decrease to eliminate the impact of our subchapter C corporation conversion in conjunction with the amendment to our existing senior secured credit facility during the fourth quarter of 2009 and to reflect the income tax provision as if we had been taxed as a subchapter C corporation as of the beginning of the 2009 period; and (ii) a $1.3 million increase in income taxes as a subchapter C corporation related to the changes in expense items noted above. This adjustment excludes the tax effects of the one-time non-cash equity compensation charge upon the closing of this offering related to the options that vest upon the closing of this offering as noted in (a), and the loss on debt extinguishment from the indebtedness repaid as of the January 1, 2009 as noted in (b). The pro forma effective tax rate of negative 16% for 2009 differs from the expected effective tax rate of 39% primarily due to the reversal of a $5.4 million deferred tax asset related to the amortization of interest rate swap losses as noted in (e), $3.3 million of expenses for book purposes that are not deductible for tax purposes, and a $1.1 million deferred tax provision for our Mexican operations.

g.	Pro forma net income has not been adjusted for the $15.7 million non-cash derivative interest expense representing amortization of accumulated OCI related to the terminated interest rate swaps as noted in (e) or for the $22.0 million non-cash amortization of the $261.2 million gross carrying value of intangible assets recognized under purchase accounting in connection with our going private in the 2007 Transactions.

h.	The issuance of 73.3 million shares of Class A common stock in this offering.
The third paragraph set forth under the section entitled “Principal Stockholders” will be replaced in its entirety as follows:
     The percentage of beneficial ownership of our common stock before this offering is based on 60,116,713 shares of common stock issued and outstanding as of December 15, 2010. The percentage of beneficial ownership of our common stock after this offering is based on 133,416,713 shares of common stock to be issued and outstanding after giving effect to the shares of Class A common stock we are selling in this offering. The table assumes that the underwriters will not exercise their over-allotment option.
The table set forth under the section entitled “Principal Stockholders” and footnotes thereto will be replaced in their entirety as follows:

	Shares Beneficially Owned			Shares Beneficially Owned
	Before the Offering			After the Offering
		Percent	Percent			Percent	Percent
		of Total	of Total	Class of		of Total	of Total
		Common	Voting	Common		Common	Voting
Name and Address of Beneficial Owner(1)(2)	Number	Stock	Power	Stock	Number	Stock(3)	Power(4)
Named Executive Officers and Directors:
Jerry Moyes(5)	43,996,185	73.2%	73.2%	B	43,996,185	33.0%	45.5%
Virginia Henkels(6)	6,666	*	*	A	6,666	*	*
Richard Stocking(7)	40,000	*	*	A	40,000	*	*
Rodney Sartor(8)	40,000	*	*	A	40,000	*	*
Kenneth Runnels	—	—	—	A	—	—	—
William Post	—	—	—	A	—	—	—
Richard H. Dozer	—	—	—	A	—	—	—
David Vander Ploeg	—	—	—	A	—	—	—
Glenn Brown	—	—	—	A	—	—	—
All executive officers and directors as a group (12 persons)	44,122,851	73.4%	73.4%	—	44,122,851	33.1%	45.5%
Other 5% Stockholders:
Various Moyes Children’s Trusts(9)	16,120,528	26.8%	26.8%	B	16,120,528	12.1%	16.7%

*	Represents less than 1% of the outstanding shares of our common stock.

(1)	Except as otherwise indicated, addresses are c/o Swift, 2200 South 75th Avenue, Phoenix, Arizona 85043.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 15, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities.

(3)	Percent of total common stock represents the percentage of total shares of outstanding Class A common stock and Class B common stock.

(4)	Percent of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class A common stock is generally entitled to one vote per share of Class A common stock and each holder of Class B common stock is generally entitled to two votes per share of Class B common stock on all matters submitted to our stockholders for a vote. See “Description of Capital Stock — Common Stock.”

(5)	Consists of shares owned by Mr. Moyes, Mr. Moyes and Vickie Moyes, jointly, and the Jerry and Vickie Moyes Family Trust dated December 11, 1987, including 72,215 shares over which Mr. Moyes has sole voting and dispositive power and 43,923,970 shares over which Mr. Moyes has shared voting and dispositive power. Excludes 16,120,528 shares owned by the various Moyes children’s trusts. This amount includes the shares of Class B common stock that Mr. Moyes, Mr. Moyes and Vickie Moyes, jointly, and the Jerry and Vickie Moyes Family Trust have agreed to pledge to the Trust. We estimate the amount of pledged shares will be approximately 18.6 million shares of Class B common stock (or approximately 21.4 million shares if the initial purchasers exercise their option to purchase additional securities in full), but the allocation of such shares among the individual pledgors will not be determined until the closing of the offering. We do not expect the final allocation to differ materially from these estimates. Such shares of Class B common stock represent an equal number of Class A shares deliverable upon exchange of the Trust’s securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash. Mr. Moyes and Vickie Moyes will continue to have the right to vote the shares until delivery.

(6)	Consists of options to purchase 6,666 shares of our Class A common stock exercisable upon the completion of this offering.

(7)	Consists of options to purchase 40,000 shares of our Class A common stock exercisable upon the completion of this offering.

(8)	Consists of options to purchase 40,000 shares of our Class A common stock exercisable upon the completion of this offering.

(9)	Consists of (x) 2,710,274 shares owned by the Todd Moyes Trust, 2,710,274 shares owned by the Hollie Moyes Trust, 2,710,274 shares owned by the Chris Moyes Trust, 2,629,636 shares owned by the Lyndee Moyes Nester Trust, and 2,649,796 shares owned by the Marti Lyn Moyes Trust, for each of which Michael J. Moyes is the trustee and for which he has sole voting and dispositive power and (y) 2,710,274 shares owned by the Michael J. Moyes Trust. Lyndee Moyes Nester is the trustee of the Michael J. Moyes Trust and has sole voting and dispositive power with respect to shares held by the trust.

This amount includes the shares of Class B common stock that Moyes children’s trusts have agreed to pledge to the Trust. We estimate the amount of pledged shares will be approximately 4.1 million shares of Class B common stock (or approximately 4.8 million shares if the initial purchasers exercise their option to purchase additional securities in full), but the allocation of such shares among the individual pledgors will not be determined until the closing of the offering. We do not expect the final allocation to differ materially from these estimates. Such shares of Class B common stock represent an equal number of Class A shares deliverable upon exchange of the Trust’s securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash. The Moyes children’s trusts will continue to have the right to vote the shares until delivery.
The fifth paragraph under the section entitled “Underwriting” will be replaced in its entirety as follows:
     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to certain of our officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public.

Other information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.
Swift Transportation Company, the issuer, has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement, any relevant free writing prospectuses and other documents that Swift Transportation Company has filed with the SEC for more complete information about Swift Transportation Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Swift Transportation Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649, BofA Merrill Lynch toll-free at 1-866-500-5408 or Wells Fargo Securities toll-free at 1-800-326-5897.